Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes Bank of Montreal’s March 1, 2011 investor presentation, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at (416) 867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Investor Presentation Q1 11 BMO March 1 2011

Forward Looking Statements & Non-GAAP Measures Caution Regarding Forward-Looking Statements Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes. With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or ot herwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at January 31 or as close to January 31 as was practical. The impact of IFRS conversion on our capital ratios is based on the analysis completed as of October 31, 2010. In calculating the impact of M&I and LGM on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so. Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Non-GAAP Measures Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings u nder GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal’s First Quarter 2011 Report to Shareholders and 2010 Annual Report, all of which are available on our website at www.bmo.com/investorrelations. Examples of non-GAAP amounts or measures include: cash earnings per share, cash productivity, cash operating leverage; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes and earnings which exclude the impact of provision for credit losses and taxes, and non recurring items such as acquisition integration costs. Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers. March 1 • 2011 2

Additional Information for Stockholders In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814. BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. March 1 • 2011 3

Strategic Highlights Q1 11 Bill Downe President & Chief Executive Officer BMO Financial Group Risk Review • March 11 • 2011 y20114

Financial Results Strong first quarter results with good growth in each operating group C$ billions unless otherwise indicated Q1 11 Q4 10 Q1 10 Revenue 3.3 3.2 3.0 PCL 0.25 0.25 0.33 Net income 18% above last year Expense 2.0 2.0 1.8 Pre-tax pre-provision earnings $1.3 billion Net Income (C$ millions) 776 739 657 Cash EPS ($) 1.32 1.26 1.13 ROE continues to increase ROE (%) 15.7 15.1 14.3 BMO remains well capitalized; As at January 31, 2011, based on Cash Productivity Ratio (%) 60.9 62.3 60.5 fully implemented Basel III 2019 Common Equity Ratio (%) 10.15 10.26 9.21 rules, our Common Equity Ratio is estimated to be 8.2%1 Tier 1 Capital Ratio (%) 13.02 13.45 12.53 1 BMO’s Basel III Common Equity Ratio as at January 31, 2011 is estimated based on announced Basel III 2019 rules, the impact of adoption of IFRS, and does not include the impact of the Marshall & Ilsley and Lloyd George Management acquisitions announced in Q1 2011; calculations also assume no additional capital raise for M&I. For further details regarding assumptions and factors used in our calculations refer to pages 5, 14 and 15 of Bank of Montreal’s First Quarter 2011 Report to Shareholders. Strategic Highlights • March 1 • 2011 5

Revenue Growth Delivered strong top line growth of 10.6% * Q1 2011 Rev Growth Y/Y 8.3% P&C Canada driven by volume growth and better spreads in Personal, good Y/Y volume growth in Commercial loans and deposits and inclusion of full quarter for Diners Club acquisition 8.8%1 P&C U.S. growth from AMCORE transaction, improved loan spreads and deposit balance growth 19.9% PCG growth driven by 12% increase (in source currency) in AUM / AUA, higher insurance revenues, and higher deposit balances and spread in brokerage businesses 14.3% BMO CM growth from trading revenues and increase in investment banking activity, particularly M&A as confidence builds 1 Revenue growth in source currency (USD) Strategic Highlights • March 1 • 2011 6

U.S. Business Update Good business opportunities available in the U.S and each of our businesses is well positioned Improving economic trends with rebound in machinery and equipment investment BMO CM on a positive trajectory with increased IB fee revenue supported by improved M&A activity and a strong pipeline In P&C Banking, client alignment initiative, increased productivity and building new relationships in commercial has positioned us for growth *Source: Statistics Canada; Department of Commerce, Bureau of Economic Analysis In PCG, we’re leveraging the strong partnership BMO Capital Markets, Economic Research between wealth, personal banking and capital markets to expand our client base Combined business with M&I will be advantaged by our strong capital base, proven risk management and client discipline Strategic Highlights • March 1 • 2011 7

M&I Update Integration planning team making substantial progress 1 Capital Now anticipate common equity offering of less than $400 million prior to closing Organization Much planning work completed to date and in a position 2 Structure to fully implement after closing Brand positioning has been critical to our success and 3 Branding intensely focused on importing the most important aspects of our Brand Cost At time of announcement, indicated cost savings of 4 Synergies $250 million and expect to meet or exceed Growth We’ve been in the market speaking to businesses and 5 Opportunities customers and enthusiastic about the revenue growth opportunities Strategic Highlights • March 1 • 2011 8

Financial Results Q1 11 Russ Robertson Chief Financial Officer BMO Financial Group Risk Review • March 1 • 2011 9

Financial Highlights Strong results and good contribution from all operating groups Tier 1 Cash Total Net Cash Cash Capital Revenue EPS ROE Operating Income EPS1 Productivity1 PCL Ratio Leverage1 (Basel II) Q1 11 $3,346MM $776MM $1.30 $1.32 15.7% 60.9% (0.7)% $248MM 13.02% P&C Canada momentum continues, delivering strong revenue growth PCG posts excellent results with net income up substantially from a year ago BMO Capital Markets continues to deliver strong performance Capital position remains strong Pre-provision, pre-tax earnings of $1.3 billion Overall trend of improvement in credit 1 Non-GAAP measure, see slide 2 of the Q1 11 Investor Presentation and page 25 of the First Quarter 2011 Report to Shareholders; Q1 11 productivity ratio and operating leverage were 61.2% and (0.7)% respectively Financial Results • March 1 • 2011 10

Revenue Solid increases in each of our operating groups Total Bank Revenue Revenues up 10.6% Y/Y and 3.6% Q/Q 3,346 (C$ MM) 3,229 NIR growth of 15% Y/Y and 6.1% Q/Q was mostly attributable to 3,025 3,049 2,907 strong increases due to growth in securities commissions and fees and trading revenues. Insurance income also rose strongly 1,619 1,719 Net interest margin excluding trading was higher Y/Y due to 1,493 1,527 1,336 NIR improved loan spreads in P&C businesses and higher earning assets Net interest margin declined 3 basis points Y/Y. Solid increases in the retail businesses were offset by a decline in BMO Capital NII 1,532 1,522 1,571 1,610 1,627 Markets, primarily driven by lower trading net interest income, and lower net interest income in Corporate Services Q/Q net interest margin declined 7 basis points. Higher margins in our retail businesses were offset by growth in lower-margin Net Interest Margin assets in BMO CM and reduced net interest income in Corporate (bps) Services 234 231 228 216 224 U.S. dollar exchange rate decreased revenue growth by $39MM or 1.3% Y/Y and by $24MM or 0.7% Q/Q 188 185 188 189 182 Q1 Q2 Q3 Q4 Q1 F10 F11 NIM NIM (excl. trading) Financial Results • March 1 • 2011 11

Non-Interest Expense

Investing in our business with good operating momentum across our businesses

- Approximately 45% of the Y/Y increase was due to continued investment in our P&C businesses including technology development initiatives and the addition of staff in Canada. 15% of the Y/Y increase was due to the impact of our completed acquisitions
- Y/Y expenses were also higher in Private Client Group and BMO Capital Markets due to increased employee compensation, resulting from higher revenues, and staff additions
- Q/Q employee compensation costs were higher reflecting increases in performance-based compensation costs, in line with increased revenues, and a $63 million charge for performance-based compensation costs in respect of employees eligible to retire recorded in Q1 each year. Benefits costs are also typically higher in the first quarter of the year
- U.S. dollar exchange rate lowered expenses by $26MM or 1.4% Y/Y and by $16MM or 0.8% Q/Q

Total Bank Non-Interest Expense
(C$MM)



1,839
1,830
1,898
2,023
2,046
Salaries
542
559
584
600
599
Performance-Based Compensation
398
349
326
382
434
Benefits
171
163
152
138
177
Premises & Equip.
147
150
153
166
158
Computer Costs
161
169
184
213
185
Other²
420
440
499
524
493
Q1
Q2
Q3
Q4
Q1
F10
F11

Cash Productivity Ratio[1]
(%)



60.5
59.7
65.0
62.3
60.9
Q1
Q2
Q3
Q4
Q1
F10
F11

[1] Non-GAAP measure, see slide 2 of the Q1 11 Investor Presentation and page 25 of the First Quarter 2011 Report to Shareholders
[2] Consists of amortization of intangible assets, communications, business and capital taxes, professional fees, travel and business development and other

BMO Financial Group
Financial Results • March 1 • 2011
12

Capital & Risk Weighted Assets

Capital position remains strong

Basel II	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11
Tier 1 Capital Ratio (%)	12.53	13.27	13.55	13.45	13.02
Common Equity Ratio (%)[1]	9.21	9.83	10.27	10.26	10.15
Total Capital Ratio (%)	14.82	15.69	16.10	15.91	15.17
Assets-to-Capital Multiple (x)	14.67	14.23	14.27	14.46	14.80
RWA ($B)	165.7	159.1	156.6	161.2	165.3
Total As At Assets ($B)	398.6	390.2	397.4	411.6	413.2

- Capital ratios declined Q/Q largely due to higher RWA, primarily reflecting the adoption of the Advanced Internal Ratings Based approach to determine credit RWA for Harris Bankcorp., and lower Tier 1 Capital due to the redemption of BMO BOaTS Series B
- Basel II Tier 1 Capital Ratio and Common Equity Ratio on pro forma basis at January 31, 2011, after including the impact of both the M&I and Lloyd George Management acquisitions, announced during the first quarter, are estimated[2] to be 11.0% and 8.8% respectively
- On a Basel III basis, the pro forma Common Equity Ratio is estimated to be 8.2%[2] as at January 31, 2011 and 6.4%[2] after including M&I and Lloyd George Management acquisitions

Basel II Tier 1 Capital & Common Shareholders' Equity



20.8
21.1
21.2
21.7
21.5
17.5
17.8
18.3
18.8
19.1
Q1
Q2
Q3
Q4
Q1
F10
F11
Tier 1 Capital ($B)
Common Shareholders' Equity ($B)

[1] Common equity ratio equals regulatory common equity less Basel II capital deductions divided by RWA. This ratio is also referred to as the Tier 1 common ratio

[2] BMO's Basel III Common Equity Ratios as at January 31, 2011 are estimated based on announced Basel III 2019 rules, the impact of adoption of IFRS, and assumes no additional capital raise for M&I. For further details regarding assumptions and factors used in our calculations refer to pages 5, 14 and 15 of Bank of Montreal's First Quarter 2011 Report to Shareholders.

BMO Financial Group
Financial Results • March 1 • 2011
13

Operating Groups — Quick Facts P&C Canada P&C U.S. Revenue growth of 8.3% Y/Y Net income U.S.$42MM down $6MM Y/Y and Net income growth of 10% Y/Y up $4MM Q/Q Cash productivity ratio1 Core2 net income U.S.$63MM, flat Y/Y of 50.5% Net interest margin of 300 bps — up 5 bps Y/Y Productivity ratio of 72.0% and 1 bps Q/Q Core2 cash productivity ratio1 of 62.4% Volume growth across most products Net interest margin of 404 bps — up 68 bps Y/Y and 15 bps Q/Q Private Client Group BMO Capital Markets Revenue growth of 20% Y/Y Revenue up 14% Y/Y, 15% Q/Q Net income growth 38% Y/Y Net income up 21% Y/Y and 20% Q/Q. AUA / AUM up $31B or 12% Y/Y adjusting to Results included a provision for prior periods’ exclude the impact of the weaker U.S. dollar income taxes in our U.S. segment Results benefited from new client assets and improved equity market conditions 1 Non-GAAP measure, see slide 2 of the Q1 11 Investor Presentation and page 25 of the First Quarter 2011 Report to Shareholders 2 Core: As reported results less impact of impaired loans, Visa and acquisition integration BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses, as well as changes in the general allowance are charged (or credited) to Corporate Services. See Note 26 on page 157 of BMO’s 2010 audited annual consolidated financial statements Financial Results • March 1 • 2011 14

Operating Group Performance Over 70% of revenue and net income from retail businesses in Canada and the US (P&C and PCG) Q1 11 Revenue by Operating Q1 11 Net Income by Operating Group (C$MM) Group (C$MM) PCG P&C P&C (Wealth PCG (Personal & (Personal & Management) (Wealth Commercial) Commercial) 19% Management) 54% 54% 17% P&C US, 362 P&C US Canada — 42 Commercial, PCG, 661 573 PCG P&C Canada 153 Total 444 Total 3,514MM 896MM Trading Canada — Products, 595 Personal, 955 BMO CM Inv & Corp Banking & 257 Other, 368 BMO CM BMO CM (Investment Banking) (Investment Banking) 27% 29% * Corporate Services * Corporate Services revenue $(168MM) net loss $120MM * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO’s 2010 audited annual consolidated financial statements Financial Results Risk Review • March 1 • 2011 15

Personal & Commercial Banking — Canada Continued strong financial performance As Reported Q/Q Y/Y Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 ($ MM) B/(W) B/(W) Revenue 1,412 1,408 1,490 1,521 1,528 1% 8% PCL* 120 121 129 132 136 (3)% (13)% Expenses 711 722 764 787 773 2% (9)% Provision for Taxes 178 171 172 183 175 5% 1% Net Income 403 394 425 419 444 6% 10% Cash Productivity1 (%) 50.3 51.1 51.2 51.6 50.5 Continuing to deliver strong revenue growth of 8.3% and net Net Interest Margin income of $444MM (bps) Maintaining strong margin while volume growth continues Maintaining cash productivity1 in the low 50 per cent range 299 300 295 291 296 Expanding distribution by investing in branch network, customer contact centre and increasing our specialized sales force Q1 Q2 Q3 Q4 Q1 F10 F11 1 Non-GAAP measure, see slide 2 of the Q1 11 Investor Presentation and page 25 of the First Quarter 2011 Report to Shareholders * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO’s 2010 audited annual consolidated financial statements Financial Results • March 1 • 2011 16

Personal & Commercial Banking — Canada Revenue by Business ($MM) Personal1 (K$61MM or 7.0% Y/Y; L$6MM or 0.6% Q/Q) Y/Y increase driven by volume growth and higher spreads in 961 personal lending products 894 927 955 880 Q/Q decrease driven by lower cards revenue (higher reward costs and lower cards and payment services revenue) and the impact of additional personal lending revenue recorded in Q4, partially Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 offset by volume growth and higher spread in personal lending products Commercial1 (K$55MM or 10.6% Y/Y; K$13MM or 2.2% Q/Q) Y/Y increase driven by volume growth, favourable product mix, 563 560 573 and the inclusion of a full quarter of Diners Club business 518 528 results in the current year, partially offset by lower spread in commercial deposits Q/Q increase due to volume growth in loans and deposits and Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 favourable product mix 1 “Personal” Includes Residential Mortgages, Personal Loans, Personal, Personal Cards and Term Deposits, Mutual Funds and Insurance revenue sharing revenue. “Commercial” Includes Loans, Deposits, Term, Cards, Diners and Moneris Financial Results • March 1 • 2011 17

Personal & Commercial Banking - U.S.

Solid top line growth driven by improved loan spreads and higher deposit balances Y/Y

As Reported (US$MM)	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q/Q B/(W)	Y/Y B/(W)
Revenue	330	327	345	364	**359**	(1)%	9%
PCL*	30	29	30	30	**36**	(22)%	(23)%
Expenses	228	229	256	276	**259**	7%	(13)%
Provision for Taxes	24	24	21	20	**22**	(11)%	7%
Net Income	**48**	**45**	**38**	**38**	**42**	12%	(13)%
Core[1] Net Income[2]	63	61	54	60	**63**	5%	-%
Cash Productivity[2] (%)	67.6	68.3	72.5	74.2	**70.3**		
Core[1] Cash Productivity[2] (%)	61.8	62.3	66.1	65.9	**62.4**		

- Y/Y revenue and operating expense increases primarily reflect contribution from the Rockford, Illinois-based bank transaction of US$17MM and US$15MM, respectively
- Results impacted by increases in costs of managing impaired loans
- Net interest margin improvement driven by an increase in loan spreads and deposit balance growth, partially offset by lower deposit income due to deposit spread compression
- Personal business seeing good household growth and new checking account openings; commercial momentum reflected in strong pipelines for new deposit balances and loan originations that is expected to lift loan utilization



Net Interest Margin
(bps)
336
355
370
389
404
Q1
Q2
Q3
Q4
Q1
F10
F11

[1] Core: As reported results less impact of impaired loans, Visa and acquisition integration
[2] Non-GAAP measure, see slide 2 of the Q1 11 Investor Presentation and page 25 of the First Quarter 2011 Report to Shareholders
* Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 audited annual consolidated financial statements

BMO Financial Group
Financial Results • March 1 • 2011
18

Private Client Group Excellent results as all businesses improved revenue Y/Y and Q/Q As Reported Q/Q Y/Y Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 ($ MM) B/(W) B/(W) Revenue 550 558 544 593 661 12% 20% PCL 2 2 1 2 2 nm nm Expenses 402 402 404 417 459 (10)% (14)% Provision for Taxes 35 39 34 45 47 (3)% (30)% Net Income 111 115 105 129 153 19% 38% Productivity Ratio (%) 72.9 72.1 74.4 70.3 69.5 Net income grew 38% Y/Y and 19% Q/Q, as we continue to see AUA/AUM good momentum across the businesses ($B) 276 264 250 254 252 Revenue improved in all of our businesses Y/Y and Q/Q Expenses in Q1 F2011 include stock-based compensation 104 109 AUM 101 101 99 costs for employees eligible to retire Assets under management and assets under administration grew 12% over the prior year (in source currency) 149 153 153 160 167 AUA Productivity ratio of 69.5% improved 340 basis points from the prior year Q1 Q2 Q3 Q4 Q1 F10 F11 * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO’s 2010 audited annual consolidated financial statements Financial Results • March 1 • 2011 19

Private Client Group Net Income by Business ($MM) PCG Excluding Insurance ( K$14MM or 20% Y/Y, _$5MM or 6% Q/Q ) Net income grew 20% Y/Y with revenue growth across all of our businesses from our continued focus on attracting new client assets and improving equity markets 86 81 Net income declined 6% Q/Q as higher expenses primarily due to stock- 67 71 71 based compensation costs for employees eligible to retire were only partially offset by revenue growth across all of our businesses, in particular brokerage Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Insurance ( K$28MM or 66% Y/Y, K$29MM or 70% Q/Q ) Net income grew 66% Y/Y and 70% Q/Q primarily due to the effects of favourable market movements on policyholder liabilities and higher net 72 premium revenues 44 44 43 34 Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO’s 2010 audited annual consolidated financial statements Financial Results • March 1 • 2011 20

BMO Capital Markets

Continued strong revenue performance in investment banking activity, as well as increased trading

As Reported ($MM)	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q/Q B/(W)	Y/Y B/(W)
Revenue	843	920	679	836	**963**	15%	14%
PCL	65	67	66	66	**30**	54%	54%
Expenses	471	469	422	463	**493**	(7)%	(5)%
Provision for Taxes	95	124	61	93	**183**	(97)%	(93)%
Net Income	**212**	**260**	**130**	**214**	**257**	20%	21%
Cash Productivity[1] (%)	55.9	51.0	62.0	55.4	**51.2**		

- Higher investment banking fees Q/Q and Y/Y were partially offset by decreased net investment securities gains
- Trading revenues increased Q/Q due to an unfavourable accounting adjustment in the previous quarter
- Corporate banking revenues decreased Q/Q and Y/Y due to lower lending fees and reduced asset levels
- Expenses have increased Q/Q as variable compensation costs were higher in line with revenue performance and stock-based compensation costs for employees eligible to retire that are recognized in the first quarter, partially offset by costs related to a litigation settlement in the prior quarter. Expenses have increased Y/Y due to higher employee costs as we continue to invest in strategic hiring across the business
- Current quarter results included a provision for prior periods' income taxes in the U.S. segment

Return on Equity
(%)



18.4
24.9
11.8
20.1
21.9
Q1
Q2
Q3
Q4
Q1
F10
F11

[1] Non-GAAP measure, see slide 2 of the Q1 11 Investor Presentation and page 25 of the First Quarter 2011 Report to Shareholders

* Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 audited annual consolidated financial statements

BMO Financial Group
Financial Results • March 1 • 2011
21

BMO Capital Markets Revenue by Business ($MM) Trading Products (K$68MM or 13% Y/Y, K$96MM or 19% Q/Q) Y/Y higher revenue mainly due to higher trading revenue. There were also higher commissions and higher debt underwriting fees Q/Q significantly higher trading revenue as the prior quarter included a negative 617 accounting adjustment in our equity trading business. There were higher 595 527 underwriting fees and higher commissions in the current quarter 499 397 Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Investment & Corporate Banking (K$51 MM or 16% Y/Y, K$33MM or 10% Q/Q) Y/Y higher revenue mainly due to strong M&A performance and higher underwriting fees. This was partially offset by lower corporate banking revenue 335 368 due to lower lending fees and reduced asset levels, as well as decreased net 317 303 284 investment securities gains Q/Q higher revenue mainly due to strong M&A performance and higher underwriting fees, partially offset by lower lending fees Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Financial Results • March 1 • 2011 22

Corporate Services (Including Technology and Operations)

Lower provisions were offset by reduced revenues and higher expenses Y/Y

As Reported ($MM)	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q/Q B/(W)	Y/Y B/(W)
Net interest income before group teb[1] offset	(134)	(89)	(93)	(109)	**(150)**	(40)%	(12)%
Group teb[1] offset	(65)	(105)	(121)	(64)	**(61)**	5%	6%
Net interest income (teb)[1]	(199)	(194)	(214)	(173)	**(211)**	(23)%	(6)%
Non-interest revenue	70	21	47	74	**43**	(43)%	(40)%
Revenue (teb)[1]	(129)	(173)	(167)	(99)	**(168)**	(73)%	(31)%
PCL – Specific	115	28	(13)	22	**43**	(95)%	63%
– General	--	--	--	--	**--**	--%	--%
Expenses	13	3	40	69	**60**	14%	+(100)%
Provision for Taxes	(156)	(152)	(182)	(146)	**(169)**	17%	9%
Net Income	**(120)**	**(70)**	**(31)**	**(62)**	**(120)**	(97)%	--%

- Y/Y net income is flat as the reduction in provisions for credit losses charged to Corporate under BMO's expected loss provisioning methodology were offset by reduced revenues and higher expenses
- Y/Y revenue lower by $39 million mostly due to a $27 million reduction in non-interest revenue. The decline in non-interest revenue was driven approximately equally by higher funding transaction fees, higher mark-to-market losses on securitization-related swaps and the impact of hedge ineffectiveness. Q/Q revenues were lower primarily due to a large number of small items including lower securitization-related revenues and lower interest on income tax refunds
- Y/Y expense growth driven by higher technology investment spending

• Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 audited annual consolidated financial statements
[1] Taxable equivalent basis is a non-GAAP measure, see Notes to Users: Taxable Equivalent Basis, in the Q1 11 Supplementary Financial Information package

BMO Financial Group
Financial Results • March 1 • 2011
23

Balance Sheet Average Net Loans & Acceptances Average Net Loans & Acceptances (C$B) (C$0.9B Q/Q) 169 170 173 175 176 Consumer instalment & other personal (C$0.9B) Non-residential mortgages (E$0.3B) Residential mortgages (C$2.0B) 83% 85% 86% 86% 87% Credit cards (C$0.07B) Businesses and governments (E$1.4B) Customers’ liability under acceptances & allowance 17% 15% 14% 14% 13% for credit losses (E$0.3B) The weaker U.S. dollar decreased balances by $1.4B Average Deposits Average Deposits (C$B) (C$6.4B Q/Q) 244 248 255 235 240 Businesses and governments (C$8.2B) 59% 58% 58% 58% 57% Individuals (E$1.1B) Banks, used in trading activities (E$0.7B) The weaker U.S. dollar reduced balances by $3.0B 41% 42% 42% 42% 43% Q1 Q2 Q3 Q4 Q1 F10 F11 Wholesale Banking1 Retail Banking 1 1 Corporate Services is included in Retail Banking’s average net loans and acceptances, and in Wholesale Banking’s average deposits Financial Results • March 1 • 2011 24

P&C Canada — Market Share & Product Balances Personal Market Share (%) 1 Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Total Personal lending balances increased Y/Y and Q/Q, driven by growth in branch-originated Total Personal Lending 10.1 10.2 10.2 10.2 10.2 mortgages and Homeowner Personal ReadiLine products. Market Personal Cards (Net Retail Sales) 1 13.2 13.2 13.1 13.0 13.1 share increased Y/Y and Personal Deposits2 12.2 11.9 11.9 11.8 11.7 remained flat Q/Q Personal deposit balances Mutual Funds2 13.5 13.5 13.5 13.4 13.4 decreased Y/Y and Q/Q, driven by a decrease in term deposits. Commercial Loans $0 — $5MM3 19.8 19.9 20.2 20.3 20.4 Market share declined Y/Y and Comm’l Q/Q Personal Cards balances increased Y/Y and Q/Q. Market Balances ($B) share decreased Y/Y and Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 (Owned & Managed) increased Q/Q Personal Loans 32.4 33.4 35.0 36.4 37.3 Commercial Residential Mortgages 63.9 63.6 64.3 64.9 65.3 We continue to rank second in Personal Total Personal Lending 96.3 97.0 99.3 101.3 102.6 Canadian business lending market share Personal Cards 7.4 7.2 7.3 7.4 7.5 Commercial deposit balances Personal Deposits 66.7 65.9 66.7 66.6 66.2 increased Y/Y and Q/Q Commercial Loans & reflecting the bank’s focus on Commercial 34.1 35.3 36.2 36.7 36.7 meeting customer needs Acceptances Commercial Cards balances Commercial Cards4 0.8 1.7 1.7 1.7 1.7 increased Y/Y due to the addition Commercial Deposits 31.5 31.6 32.5 33.1 34.7 of Diners and volume growth Sources: Mutual Funds — IFIC, Consumer Loans, Residential Mortgages & Personal Deposits — Bank of Canada, Personal Cards NRS — CBA 1Personal Cards NRS are issued on a one fiscal quarter lag basis. (Q1 11: Oct 2010) 2Personal share statistics are issued on a one-month lag basis. (Q1 11: Dec 2010) 3Business loans (Banks) data is issued by CBA on a one calendar quarter lag basis (Q1 11: Sep 2010) 4Q1 10 includes 1 month and from Q2 10 onwards includes 3 months of Diners Club North American franchise acquisition Financial Results • March 1 • 2011 25

P&C U.S. – Product Balances

Personal Products – Average Balances (US$B)	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11
Mortgages	4.7	4.5	4.4	4.2	**4.2**
Other Personal Loans	5.1	5.0	5.1	5.1	**4.9**
Indirect Auto	4.2	4.2	4.3	4.3	**4.4**
Deposits	14.6	14.6	15.9	16.0	**15.6**
Serviced Mortgages	3.5	3.6	3.7	3.7	**3.6**

Commercial Products – Average Balances (US$B)	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11
Commercial Loans	12.1	12.0	12.0	12.1	**12.1**
Commercial Deposits	8.9	9.7	10.0	10.7	**11.7**

Personal

- Mortgage pipeline up $189MM or 55% Y/Y and originations are up $170MM or 60%
- Decline in mortgage balances Y/Y are primarily driven by amortization/run off of outstandings and new originations being sold in the secondary market, as reflected in our serviced mortgage portfolio
- Indirect Auto balances continue to grow despite increased competition
- Core deposits grew $184MM from the start of the fiscal year, with new checking accounts up 20% Y/Y. However, deposit balances are down Q/Q primarily due to maturities on term deposits

Commercial

- Excluding the Rockford, Illinois-based bank transaction's $1.0B of average loans and $0.3B of average deposits, commercial loans declined Y/Y, reflecting the impact of lower client loan utilization while deposits grew due to sales efforts

BMO Financial Group

Financial Results • March 1 • 2011

26

Trading & Underwriting Net Revenues vs. Market Value Exposure



November 1, 2010 to January 31, 2011 (Presented on a Pre-Tax Basis)
C$ MM (pre-tax)
50
40
30
20
10
0
-10
-20
-30
Nov 9
$26.0 MM
Dec 20
$23.5 MM
Dec 22
$26.3 MM
Dec 2
$(16.3) MM
01-Nov-10
05-Nov-10
30-Nov-10
06-Dec-10
10-Dec-10
16-Dec-10
22-Dec-10
30-Dec-10
06-Jan-11
12-Jan-11
18-Jan-11
24-Jan-11
28-Jan-11
Daily Revenues
Total Comprehensive and Issuer Risk
Interest Rate Risk (AFS)

The largest daily P&L gains for the quarter are as follows:

- **November 9 – CAD $26.0MM:** Reflects normal trading activity and credit valuation adjustments.
- **December 20 – CAD $23.5MM:** Reflects normal trading activity and credit valuation adjustments.
- **December 22 – CAD $26.3MM:** Reflects normal trading activity and credit valuation adjustments.

The largest daily P&L loss for the quarter was **December 2 – CAD $(16.3)MM** which primarily reflects credit valuation adjustments.

Interest rate risk (AFS) is now being reported separately from comprehensive and issuer risk measures. The interest rate risk (AFS) calculation was also enhanced to include additional risk factors resulting in the November increase.

Revenues exclude certain month-end adjustments that would not be meaningful to represent as part of daily trading revenues.

BMO Financial Group

Risk Review • March 1 • 2011

27

Risk Review Q1 11 Tom Flynn Executive Vice President & Chief Risk Officer BMO Financial Group Risk Review • March 1 1 • 2011 y201128

Loan Portfolio – Well Diversified by Segment and Business

- Canadian and US portfolios well diversified. Canadian portfolio 76% of loans, US portfolio 19%.
- P&C banking business represents the majority of loans.
  - Retail portfolios are predominantly secured – 86% in Canada and 99% in the US.
- Canadian portfolios performance sound.
- US Loan Portfolio:
  - Consumer portfolio is $14.7B, relatively evenly split between Home Equity, Residential Mortgages and the Auto portfolios.
  - Commercial Real Estate/Investor Owned Mortgages at $3.0B ($2.5B excluding the Q2 '10 acquired portfolio) not large at 9% of US loans and less than 2% of total loans.
    - The Investor-Owned Mortgage portfolio is $1.8B. Prudent lending practices maintained and portfolio has a largely Midwestern footprint (83% IL).
    - Developer portfolio continues to reduce and is ~2% of the total US portfolio. Majority of the portfolio is impaired.
  - Real estate markets remain weak.



By Segment[1] (C$179B)
By Line of Business
Canada
(C$137B)
Residential Mortgages 32%
Commercial Real Estate/Mortgages 8%
Other Commercial & Corporate[2] 24%
Services 5%
Consumer Loans 31%
P&C Consumer 64%
BMO CM 7%
P&C Commercial 29%
Consumer Loans 29%
Residential Mortgages 14%
CRE/Investor Owned Mortgages 9%
Other Commercial & Corporate[2] 17%
Manufacturing 7%
Services 6%
Financial 12%
Owner Occupied Commercial Mortgages 6%
BMO CM 18%
P&C Consumer 44%
P&C Commercial 38%
US
(C$33B)

1 Other Countries portfolio, C$8B not shown in graphs.
2 Other Commercial & Corporate includes Portfolio Segments that are each <5% of the total.

BMO Financial Group Risk Review • March 1 • 2011 29

Impaired Loans and Formations

- Q1 '11 formations lower than last quarter and a year ago at $283MM (Q4 '10: $461MM, Q1 '10: $456MM).
- Q1 '11 Canadian formations $120MM (Q4 '10: $172MM) with CRE/Investor Owned Mortgages and Manufacturing the largest contributors.
- Q1 '11 US formations of $163MM (Q4 '10: $289MM) with CRE/Investor Owned Mortgages the largest sector.
- Gross Impaired Loans (GIL) on a core basis of $2,777MM versus $2,919MM in Q4. GIL balances $3,066MM (Q4 '10: $3,221MM) including GILs from the Q2 '10 US bank acquisition covered by FDIC loss share agreement[1].
  - Canada & Other impaired balances account for 33%, US 67%. Largest segment in Canada being the Consumer portfolio. Largest segments in US relate to Commercial Real Estate.

Quarterly Formations



712
694
549
735
456
366
242
461
283
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2009
2010
2011

GIL Formations
(C$283MM)



Canada
(C$120MM)
Canada
42%
US
58%
US
(C$163MM)
Manufacturing
23%
Services
16%
CRE/Investor Owned Mortgages
30%
Other[2]
13%
Consumer
18%
Owner Occupied Commercial Mortgages
23%
Manufacturing
14%
Services
5%
CRE/Investor Owned Mortgages
33%
Other[2]
12%
Consumer
13%

1 As part of the purchase agreement BMO is indemnified against 80% of the losses associated with this portfolio by the FDIC.

2 Other includes Portfolio Segments that are each <5% of the total.

BMO Financial Group Risk Review • March 1 • 2011 30

Provision for Credit Losses Specific provisions $248MM vs. $253MM last quarter and down significantly from $333MM a year ago. P&C Canada provisions lower year/year but higher quarter/quarter largely due to high consumer recoveries in Q4 ‘10. P&C US provisions remain elevated reflecting a continued weak environment. Capital Market provisions remain low. Business Segment (By Business Line Segment) Q1 ‘10 Q4 ‘10 Q1 ‘11 (C$ MM) Consumer — P&C Canada 161 119 136 Quarterly Commercial — P&C Canada 29 27 24 Total P&C Canada 190 146 160 60 Consumer — P&C US 58 64 61 Commercial — P&C US 73 66 70 428 Total P&C US 131 130 131 372 357 386 333 PCG 5 6 3 249 253 248 214 Capital Markets Canada & Other 6 3 8 Capital Markets US 54 13 (8) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Total Capital Markets 60 16 0 2009 2010 2011 Losses on Securitized Assets1 (53) (45) (46) Specific Provisions 333 253 248 Specific PCL General PCL Change in General Allowance — - — Total PCL 333 253 248 1 P&C Canada Consumer includes losses associated with securitized assets which are accounted for as negative NIR in Corporate, not as PCL on the income statement, were F’10: $203MM ( F’09: $172MM). Risk Review • March 1 • 2011 31

Specific Provision Segmentation1 Canadian provisions at $116MM (Q4 ‘10: $98MM, Q1 ‘10: $138MM) continue to be centered in the Consumer portfolio. Commercial provisions were well diversified. US provisions lower at $132MM (Q4 ‘10: $156MM, Q1 ‘10: $190MM). The Consumer sector represents approximately half of provisions with Commercial Real Estate related the largest sector within Commercial & Corporate. By Portfolio Cards 35% Canada By Geography (C $116MM) Other 2 (C $248MM) 2% Services 10% Canada Manufacturing Consumer Loans 47% 15% 38% CRE/Investor Owned Mortgages US 34% 53% Other2 2% US Owner Occupied Commercial Mortgages (C $132MM) Consumer Loans 7% 27% Residential Mortgages 24% Manufacturing 6% 1 Excludes losses on securitized assets of $46MM in P&C Canada Consumer that are accounted for as negative NIR in the Corporate segment. 2 Other includes Portfolio Segments that are each 5% of the total. Risk Review • March 1 • 2011 32

Investor Relations Contact Information www.bmo.com/investorrelations E-mail: investor.relations@bmo.com Fax: 416.867.3367 VIKI LAZARIS TERRY GLOFCHESKIE ANDREW CHIN Senior Vice President Director Senior Manager 416.867.6656 416.867.5452 416.867.7019 viki.lazaris@bmo.com terry.glofcheskie@bmo.com andrew.chin@bmo.com Risk Review • March 1 • 2011 33